Mail Stop 3030
                                                                 October 4,
2018


     Via E-mail
     Saagar Govil
     Chief Executive Officer
     Cemtrex, Inc.
     19 Engineers Lane
     Farmingdale, NY 11735

            Re:     Cemtrex, Inc.
                    Amendment No. 2 to Registration Statement on Form S-3 Filed September 25, 2018
                    File No. 333-224379

     Dear Mr. Govil:

            We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 19, 2018 letter.

     Incorporation of Certain Documents by Reference, page 7

     1. We note your response to prior comment 1; however, this revised section does not incorporate by reference your Forms 10-Q filed February 14, 2018, May 15, 2018 and
            August 14, 2018. Please specifically incorporate by reference all reports filed pursuant to
            Section 13(a) or 15(d) of the Exchange Act since September 30,
2017.

     Exhibit 23.3

     2. We note your response to prior comment 2. This exhibit references a report in a Form
            10-K that does not appear to be incorporated into your registration statement. However,
 Saagar Govil
Cemtrex, Inc.
October 4, 2018
Page 2

       we note the report in your Form 8-K amended June 6, 2018 and incorporated by reference into your registration statement. Please file a revised consent as appropriate.

       You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting
Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202)
551-3617 with any other questions.

                                                          Sincerely,

                                                          /s/ Russell Mancuso

                                                          Russell Mancuso
                                                          Branch Chief
                                                          Office of Electronics
and Machinery

cc:    Spencer Feldman, Esq.
       Olshan Frome Wolosky LLP